UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Invitation to purchase notes for cash dated 04 January 2016
Exhibit No. 2	Blocklisting Interim Review dated 08 January 2016
Exhibit No. 3	Holding(s) in Company dated 11 January 2016
Exhibit No. 4	Results of invitation to purchase Notes for cash dated 12 January 2016
Exhibit No. 5	Director/PDMR Shareholding dated 26 January 2016
Exhibit No. 6	Publication of Final Terms dated 28 January 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 01, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

4 January 2016

BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer") has today launched invitations to holders of certain notes set out in the table below (the "Notes") issued by the Issuer to tender such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.

The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated 4 January 2016 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers

Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	Benchmark Security / Benchmark Rate	Purchase Spread (Basis Points)
4.875 per cent. Notes due 2019	XS0445843526	€1,482,885,000	Euro interpolated Mid-Swap Rate	-5
2.125 per cent. Notes due 2021	XS1035751764	€1,250,000,000	Euro interpolated Mid-Swap Rate	25
2.25 per cent. Notes due 2024	XS1075218799	€1,000,000,000	Euro interpolated Mid-Swap Rate	45
5.75 per cent. Notes due 2021	XS0446381930	£403,174,000	3.75 per cent. UK Treasury Stock due 2021 (ISIN GB00B4RMG977)	65

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made to the Issuer in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in the announcement following the Pricing Time.

Notes validly tendered may be revoked (in the limited circumstances in which revocation is permitted set out in the Tender Offer Memorandum) at any time prior to the Expiration Deadline, but not thereafter.

Rationale for the Offers

The Offers are made as part of the Issuer's ongoing liability management, with the intention of supporting the Group's ongoing transition to a holding company capital and term funding model in line with regulatory requirements.

Independently of the Offers, and as part of the Group's ongoing transition to a holding company capital and term funding model, Barclays PLC intends to continue issuing senior unsecured liabilities in all major currency markets and such issuance may follow in the near future. The Offers are not conditional upon any future capital markets issuance.

The Issuer has today also invited holders of certain USD denominated debt securities to tender those securities for purchase.

Purchase Price and Accrued Interest Payment

In respect of each Series of Notes, the relevant Purchase Price (expressed as a percentage of the principal amount of the Notes rounded to the third decimal place (with 0.0005 being rounded upwards)) payable in respect of each €1,000 in principal amount of the Euro Notes and each £1,000 in principal amount of the Sterling Notes, as applicable, which are validly tendered and accepted for purchase by the Issuer pursuant to the Offers, will be determined by Barclays Bank PLC in its capacity as dealer manager (the "Dealer Manager") at or around 2:00 p.m. (London time) on 12 January 2016:

a)   in respect of each Series of the Euro Notes, by reference to the sum of (i) the relevant Purchase Spread in respect of that Series as specified in the table above and (ii) the relevant Benchmark Rate; and

b) in respect of the Sterling Notes, by reference to the annualised sum of (i) the Purchase Spread specified in the table above and (ii) the Benchmark Security Rate.

The Purchase Price in respect of the Notes is intended to reflect a yield to maturity of the Notes on the Settlement Date based on the relevant Purchase Yield.

In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date.

Tender Offer Period

The Offers commence on 4 January 2016 and will end at 4:00 p.m. (London time) on 11 January 2016 (the "Expiration Deadline") unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by way of (i) publication through RNS and/or (ii) delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be (i) made on the relevant Reuters International Insider Screen or (ii) made by the issue of a press release to a Notifying News Service.

Holders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.

Date	Action
4 January 2016	Commencement of the Offers
Offers announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.
11 January 2016 4:00 p.m. London time
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

12 January 2016 At or around 2:00 p.m. London time
Pricing Time
Determination of the Benchmark Rates in respect of each Series of the Euro Notes, the Benchmark Security Rate in respect of the Sterling Notes and the Purchase Yield (for the purpose of calculating the Purchase Price) for each Series of Notes.

12 January 2016 As soon as reasonably practicable after the Pricing Time
Announcement of Result of Offers
The Issuer will announce its decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the Settlement Date for such Offers) and the results of the Offers in accordance with the methods set out in the Tender Offer Memorandum.

14 January 2016	Settlement Expected Settlement Date for the Offers. Payment of relevant Purchase Price and Accrued Interest Payment in respect of the Offers.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Tel:                       +44 (0)20 3134 8515
Email:                   eu.lm@barclays.com
Attention:           Liability Management Group

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Tel:                       +44 20 7704 0880
Fax:                      +44 20 7067 9098
Attention:           Thomas Choquet / Victor Parzyjagla
Email:                   barclays@lucid-is.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip
Tel: +44 (0)20 7773 0708

Barclays Treasury

Miray Muminoglu
Tel: +44 (0)20 7773 8199

Tim Allen
Tel: +44 (0)20 3134 6290

Media Relations

Tom Hoskin
Tel: +44 (0)20 7116 6927

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.  This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers.  None of the Issuer, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum.  Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United States

The Offers are not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a "U.S. Person")).  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication.  Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to a U.S. Person and the Notes cannot be tendered in the Offers by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States or by any U.S. Person.  Any purported tender of Notes in the Offers resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States a U.S. Person, by any person acting for the account or benefit of a U.S. Person, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in an Offer will represent that it is not a U.S. Person located in the United States and is not participating in such Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States and who is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France").  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999 (the "Issuer's Regulation").

Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date:  8 January 2016

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2015 - 31 December 2015
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	26,241,097	15,418,615	8,369,7961	26,941,3252
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	15,000,000	10,000,000	50,000,000	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	14,631,908	6,391,967	2,541,948	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	26,609,189	19,026,648	55,827,848	26,941,325
Name of contact:	Laura Martin
Telephone number of contact:	020 7116 2909

Notes

1 The previously reported balance of 6,911,121 Ordinary shares of 25p each under schemes not yet issued/allotted at 30 June 2015 was understated by 1,458,675 Ordinary shares of 25p.

2 The previously reported balance of 28,400,000 Ordinary shares of 25p each under schemes not yet issued/allotted at 30 June 2015 was overstated by 1,458,675 Ordinary shares of 25p.

3 Barclays Incentive Share Option Plan has been removed from the block listing return as all options have expired or been exercised.

Exhibit No. 3

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays Plc GB0031348658
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Norges Bank
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	07 January 2016
6. Date on which issuer notified:	11 January 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0031348658	501,822,626	501,822,626	506,870,056	506,870,056		3.02%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights
N/A	N/A	N/A		N/A		N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
506,870,056				3.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	Norges Bank
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14. Contact name:	Sai Aanandha Shankhar
15. Contact telephone number:	+47 2407 3134

Exhibit No. 4

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

12 January 2016

BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On 4 January 2016, Barclays Bank PLC (the "Issuer") launched invitations to holders of certain Notes (as set out in the table below) issued by the Issuer to tender such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.

Further to such invitations, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (being 4:00 p.m. (London time) on 11 January 2016), the aggregate principal amount of each series of Notes validly tendered and to be accepted for purchase, and the pricing of the Offers is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, being 14 January 2016, the Purchase Price plus any Accrued Interest Payment.

Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount accepted for Purchase	Benchmark Rate / Benchmark Security Rate	Purchase Yield	Purchase Price per €1,000 / £1,000 Principal Amount	Accrued Interest per €1,000 / £1,000 Principal Amount
4.875 per cent. Notes due 2019	XS0445843526	€1,482,885,000	€150,642,000	0.069%	0.019%	€1173.73	€20.51
2.125 per cent. Notes due 2021	XS1035751764	€1,250,000,000	€435,020,000	0.273%	0.523%	€1080.60	€18.86
2.25 per cent. Notes due 2024	XS1075218799	€1,000,000,000	€257,577,000	0.723%	1.173%	€1085.69	€13.40
5.75 per cent. Notes due 2021	XS0446381930	£403,174,000	£221,768,000	1.247%	1.906%	£1201.88	£23.57

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated 4 January 2016 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Issuer intends to accept all Notes validly offered for purchase, subject, inter alia, to the Noteholders having offered for purchase the relevant minimum specified denominations of the Notes in accordance with the Tender Offer Memorandum. All Notes purchased pursuant to the Offers will be cancelled.

The Offers have now expired and no further Notes can be tendered for purchase.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Tel:                       +44 (0)20 3134 8515
Email:                   eu.lm@barclays.com
Attention:           Liability Management Group

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Tel:                       +44 20 7704 0880
Fax:                       +44 20 7067 9098
Attention:            Thomas Choquet / Victor Parzyjagla
Email:                    barclays@lucid-is.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip
Tel: +44 (0)20 7773 0708

Barclays Treasury

Miray Muminoglu
Tel: +44 (0)20 7773 8199

Tim Allen
Tel: +44 (0)20 3134 6290

Media Relations

Tom Hoskin
Tel: +44 (0)20 7116 6927
DISCLAIMER

The Dealer Manager does not take responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any Notes is being made pursuant to this announcement.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

Exhibit No. 5

21 December 2015

 BARCLAYS PLC

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Barclays PLC (the "Company") announces that on 18 December 2015 it was notified by the trustee of the Barclays Group (PSP) Employees' Benefit Trust of the following transactions by persons discharging managerial responsibility ("PDMRs") in the ordinary shares in the Company with a nominal value of 25p each (the "Shares") which took place on 18 December 2015:

1.     the delivery of the role based pay ("RBP") component of the PDMRs' fixed remuneration for the three month period to 31 December 2015.   RBP is a class of fixed pay which is payable quarterly and delivered in Shares subject to a holding period, with restrictions lifting in equal tranches over five years (20% each year); and

2.     the release of Shares under the Joiner Share Value Plan ("JSVP") to Robert Hoyt. JSVP awards are granted to eligible employees for recruitment purposes under Schedule 1 to the Barclays Group Share Value Plan.

In addition, the Company announces the following reinvestments in Shares on behalf of PDMRs of an interim dividend for the year ending 31 December 2015,  which were notified to the Company, and took place, on 21 December 2015 by:

3. Barclays Global Nominee Limited, an independent nominee (the "Reinvestment 1"), the transaction having taken place on 17 December 2015;

4. the trustee of the Barclays Group Share Incentive Plan (the "Reinvestment 2"), the transaction having taken place on 17 December 2015; and

5. the administrator of the Barclays Group Global Sharepurchase Plan (the "Reinvestment 3"), the transaction having taken place on 15 December 2015.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

PDMR	Market Price of the Share	No. of Shares received	Number of Shares sold to cover tax liabilities1	Balance of Shares held by Director
J Staley2 - RBP	£2.21	43,392	20,395	2,812,997
T Morzaria - RBP - Reinvestment 1	£2.21 £2.21	84,899 2,616	39,903 -	931,310
M Harte - RBP	£2.21	79,239	37,243	-
R Hoyt - RBP - JSVP - Reinvestment 1	£2.21 £2.21 £2.21	135,838 127,912 1,492	63,844 60,119 -	-
T King - RBP	£2.21	295,810	152,550	-
R Le Blanc - RBP - Reinvestment 1 - Reinvestment 2	£2.21 £2.21 £2.14	169,798 3,493 1	79,806 - -	-
J Moulds - RBP	£2.21	79,239	37,243	-
T Roberts - Reinvestment 1	£2.21	1	-	-
M Roemer - RBP - Reinvestment 1	£2.21 £2.21	50,939 1	23,942 -	-
A Sajed - Reinvestment 1 - Reinvestment 2 - Reinvestment 33	£2.21 £2.14 £2.18	294 1 20	- -	- -
A Vaswani - RBP - Reinvestment 1 - Reinvestment 2	£2.21 £2.21 £2.14	101,879 730 25	47,884 - -	-

Notes
1 Tax liabilities on the Shares were met in cash and the number of Shares actually received by each individual was reduced by the value required to meet those tax liabilities.
2 The number of Shares represents the RBP component of Mr. Staley's fixed remuneration for the period from his start date (1 December 2015) to 31 December 2015.
3 The Shares reinvested on behalf of Amer Sajed were reinvested as American Depositary Shares ("ADS"). Each ADS represents four Shares. The ADSs were purchased at a price of US$12.98.

The place of trading of the Shares was the London Stock Exchange.

The place of trading of the ADSs was the New York Stock Exchange.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.14R

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 6

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of €100,000,000 1.43 per cent. Notes due 2021 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

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http://www.rns-pdf.londonstockexchange.com/rns/2866N_-2016-1-28.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 4 August 2015 and the supplemental base prospectus dated 30 October 2015, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.